Exhibit 1

BIOLINERX LTD.

NOTICE OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

December 19, 2013

Notice is hereby given that an Extraordinary General Meeting of the shareholders (the “Meeting”) of BioLineRx Ltd. (the “Company”) will be held at the offices of the Company at 19 Hartum St., Har Hotzvim, Jerusalem, Israel, on December 19, 2013 at 11:00 a.m. for the following purposes:

To vote on the following proposals:

1.	TO VOTE ON THE PROPOSAL TO APPROVE the Company’s Executive Compensation Policy for directors and officers.

2.	TO VOTE ON THE PROPOSAL TO APPROVE an increase in the salary of Dr. Kinneret Savitsky, the Company’s Chief Executive Officer, to compensate for inflation as further described in the Proxy Statement.

3.
TO VOTE ON THE PROPOSAL TO AUTHORIZE the Board of Directors to approve the potential payment of bonuses to Dr. Kinneret Savitsky, the Company’s Chief Executive Officer, as further described in the Proxy Statement.

4.	TO VOTE ON THE PROPOSAL TO APPROVE the grant of options to Dr. Kinneret Savitsky, the Company’s Chief Executive Officer, as further described in the Proxy Statement.

5.	TO VOTE ON THE PROPOSAL TO APPROVE the grant of options to Dr. B.J. Bormann, a member of the Board of Directors, as further described in the Proxy Statement.

The Company knows of no other matters to be submitted at the Meeting other than as specified in this Notice of Extraordinary General Meeting of Shareholders. If any other business is properly brought before the Meeting, it is the intention of the persons named as proxies to vote in respect thereof in accordance with his or her respective discretionary authority and best judgment.

Shareholders of record at the close of business on November 18, 2013 (the “Record Date”) are entitled to notice of and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. A proxy from the holder of ordinary shares must be received by the Company no later than close of business on December 17, 2013 to be validly included in the tally of ordinary shares voted at the Meeting; a proxy from the holder of the Company’s American Depositary Shares must be received by The Bank of New York Mellon as Depositary no later than 12:00 p.m. EST on December 16, 2013 to be validly included in the tally of votes for the Meeting. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (“TASE”) may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 5760-2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at 19 Hartum St., Har Hotzvim, Jerusalem, Israel, Attention: General Counsel.
By Order of the Board of Directors,

BioLineRx Ltd.

November 13, 2013

PROXY STATEMENT
_________

BIOLINERX LTD.
19 Hartum St.
Post Office Box 45158
Har Hotzvim, Jerusalem 9777518
Israel
________

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

December 19, 2013

The enclosed proxy is being solicited by our Board of Directors for use at an Extraordinary General Meeting of shareholders, as well as at any adjournments thereof (the “Meeting”), to be held on December 19, 2013 at 11:00 a.m., or at any adjournment thereof, at the offices of the Company at 19 Hartum St., Har Hotzvim, Jerusalem, Israel. The record date for determining which of our shareholders is entitled to notice of, and to vote at, the Meeting is established as of the close of trade on November 18, 2013 (the “Record Date”). On the date hereof, we have outstanding and entitled to vote 237,469,899 of our ordinary shares, nominal value New Israeli Shekels (“NIS”) 0.01 each (the “Ordinary Shares”).

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

You are entitled to vote at the Meeting if you were a shareholder at the close of trade on the Record Date. Subject to the terms described herein, you are also entitled to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee which was a shareholder of record of the Company at the close of trade on the Record Date or which appeared in the participant listing of a securities depository on that date.

Quorum, Voting, Solicitation and Revocation of Proxies.

At least two shareholders who attend the Meeting in person or by proxy who hold or represent together at least 25% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week, at the same time and place, without it being necessary to notify our shareholders. A quorum at such adjourned meeting shall be any number of participants. Each outstanding Ordinary Share held by a shareholder is entitled to one vote.

The Company will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to the Depositary, brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by the Company.

Shareholders entitled to vote at the Meeting may attend the Meeting in person and vote thereat, appoint a proxy or vote by written ballot. A proxy from the holder of Ordinary Shares must be received by the Company no later than close of business on December 17, 2013 to be validly included in the tally of Ordinary Shares voted at the Meeting; a proxy from the holder of the Company’s American Depositary Shares (“ADSs”) must be received by The Bank of New York Mellon as Depositary no later than 12:00 p.m. EST on December 16, 2013 to be validly included in the tally of votes for the Meeting. Please follow the instructions on the proxy card.

Each of Proposals 1 through 4, as well as Proposal 5 should Proposal 1 fail to be approved at the Meeting, pursuant to the Israeli Companies Law, 1999-5759 (the “Companies Law”), requires the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, as long as either:

•
the majority of shares that voted for the approval of the respective proposal includes at least majority of the shares held by non-controlling and non-interested shareholders voted at the Meeting (excluding abstaining votes); or

•
the total number of shares of non-controlling and non-interested shareholders that voted against the approval of the respective proposal does not exceed two percent of the aggregate voting rights in the company.

Should Proposal 1 be approved at the Meeting, then Proposal 5 shall only require affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon.

Shareholders are requested to notify us whether or not they have a “Personal Interest” in connection with each one of the proposals (please see the definition of the term “Personal Interest” with respect to each of these Proposals below under Proposal 1). If any shareholder casting a vote in connection with Proposals 1 through 4, as well as in connection with Proposal 5 should Proposal 1 fail to be approved at the Meeting, does not notify us as to whether or not he, she or it a Personal Interest with respect to with Proposals 1 through 4, as well as with respect to Proposal 5 should Proposal 1 fail to be approved at the Meeting, that shareholder’s vote with respect to such proposal will be disqualified.

You may change your mind and cancel your proxy card by filing a written notice of revocation with the Company, by completing and returning a duly executed proxy card bearing a later date or by voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of proxy. Subject to the foregoing paragraph, shares represented by a valid proxy card will be voted in favor of the proposed resolutions to be presented at the Meeting, unless you clearly vote against a specific resolution.

Under the terms of the Deposit Agreement among the Company and The Bank of New York Mellon, as Depositary, and the holders of the Company’s American Depositary Shares (“ADSs”), the Depositary shall endeavor (insofar as is practicable and in accordance with the applicable law and the articles of association of the Company) to vote or cause to be voted the number of Ordinary Shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If no instructions are received by the Depositary from any holder of ADSs with respect to any of the Ordinary Shares represented by the ADSs evidenced by such holder’s receipts on or before the date established by the Depositary for such purpose (as set forth above), then the Depositary will deem the holder of the Ordinary Shares to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to the Ordinary Shares represented by such ADSs, and the Depositary will give such instruction. In such case, the restrictions of the Israeli Companies Law with respect to “Personal Interest” as described above, would apply as well.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our outstanding Ordinary Shares as of November 13, 2013, by each person who we know beneficially owns 5.0% or more of the outstanding Ordinary Shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the Ordinary Shares is given to the best of our knowledge.

The beneficial ownership of Ordinary Shares is based on the 237,469,899 Ordinary Shares outstanding as of November 13, 2013, and is determined in accordance with the rules of the SEC and generally includes any Ordinary Shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of November 13, 2013, 2013, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.  Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Ordinary Shares.  To our knowledge, none of our shareholders of record are U.S. holders. Our principal shareholders do not have different or special voting rights.

	Number of Shares Beneficially Held	Percent of Class
Pan Atlantic Bank and Trust Limited(1)	28,703,966	11.7%
OrbiMed Israel Partners Limited Partnership(2)	26,666,670	11.2
Ayer Capital Management, LP(3)	15,734,270	6.5
Teva Pharmaceutical Industries Ltd.(4)	11,889,535	5.0

(1)
Based upon information provided by the shareholder in its Schedule 13D/A filed with the SEC on March 8, 2013. Pan Atlantic Bank and Trust Limited is a wholly owned subsidiary of FCMI Financial Corporation (FCMI). All of the outstanding shares of FCMI are owned by Albert D. Friedberg, members of his family and trusts for the benefit of members of his family. Mr. Friedberg retains possession of the voting and dispositive power over the FCMI shares held by members of the Friedberg family and trusts for the benefit of members of his family and, as a result, controls and may be deemed the beneficial owner of 100% of the outstanding shares of and sole controlling person of FCMI. By virtue of his control of FCMI, Mr. Friedberg may be deemed to possess voting and dispositive power over the shares owned directly by its wholly-owned subsidiary, Pan Atlantic Bank and Trust Limited. The principal executive offices of Pan Atlantic Bank and Trust Limited are at “Whitepark House,” 1st Floor, Whitepark Road, St. Michael BB11135, Barbados, West Indies.

(2)
Based upon information provided by the shareholder in its Schedule 13G filed with the SEC on February 15, 2013. OrbiMed Israel GP Ltd. (“OrbiMed Israel”) is the general partner of OrbiMed Israel BioFund GP Limited Partnership (“OrbiMed BioFund”), which is the general partner of the shareholder, OrbiMed Israel Partners Limited Partnership, an Israel limited partnership (“OrbiMed Partners”). OrbiMed Israel, as the general partner of OrbiMed BioFund, and OrbiMed BioFund, as the general partner of OrbiMed Partners, may be deemed to share voting and investment power with respect to the Ordinary Shares underlying the securities held by OrbiMed Partners.

(3)
Includes the securities held by Ayer Capital Partners Master Fund, L.P., Ayer Capital Partners Kestrel Fund, LP and Epworth-Ayer Capital. Ayer Capital Management, LP is the investment manager of, and may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of, the securities held by each of these entities. ACM Capital Partners, LLC and Jay Venkatesan each have voting control over Ayer Capital Management, LP.  As a result, each of ACM Capital Partners, LLC and Jay Venkatesan, may be deemed to have beneficial ownership of the securities held by Ayer Capital Management, LP.

(4)
Based upon information provided by the shareholder in its Schedule 13G filed with the SEC on February 14, 2012. Teva is a publicly-traded Israeli company.  Its principal executive offices are at 5 Basel Street, PO Box 3190, Petach Tikva 49131, Israel.

PROPOSAL ONE

APPROVAL OF THE COMPANY’S EXECUTIVE COMPENSATION POLICY

Pursuant to Amendment No. 20 to the Companies Law (“Amendment No. 20”) which came into effect in December 2012, all publicly traded Israeli companies are required to adopt for their executives a written compensation policy which addresses certain subjects prescribed by the Companies Law. The adoption, amendment and/or any restatement of the compensation policy are to be recommended by the compensation committee and approved by the board of directors and a special majority of the Company’s shareholders, as described below.

Amendment 20 provides, however, that a company’s board of directors may approve a compensation policy even if it was not approved by the shareholders; provided that the compensation committee, and thereafter the board of directors of the company, will have determined, based on detailed reasoning, and after having re-examined the compensation policy, that the approval of the compensation policy despite the objection of the company’s shareholders is for the benefit of the company.

Pursuant to regulations enacted under Amendment 20 in August 2013, an Israeli public company which is not part of the TA-100 index on the Tel Aviv Stock Exchange must have its compensation policy approved by no later than January 14, 2014.

Amendment 20 provides that the compensation policy will be adopted and later reevaluated, among other things, in accordance with the following considerations: (i) the advancement of the company’s goals, its work plan and its policy with a long term view; (ii) the creation of appropriate incentives for the office holders of the company, considering, among other things, the risk management policy of the company; (iii) the size of the company and the nature of its operations; and (iv) in connection with the terms of service and employment that include variable components – the contribution of the office holder to the attainment of the company’s goals and to the achievement of its profits, all with a long term view and in accordance with the position of the office holder

As required by Amendment No. 20, our Compensation Committee recommended the approval of a written compensation policy for our executives, which addresses the items prescribed by the Companies Law, including amongst other issues prescribed by Amendment 20, a framework for establishing the terms of office and employment of the executives at our Company, a recoupment policy, and guidelines with respect to the structure of the variable pay of executives. A copy of the proposed BioLineRx Ltd. Executive Compensation Policy is attached as Annex A to the proxy statement. Following the recommendation of the Compensation Committee, our Board of Directors approved the Executive Compensation Policy and recommended that it be adopted by the shareholders.

Our Board of Directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to approve the BioLineRx Ltd. Executive Compensation Policy in the form attached as Annex A to the Company’s proxy statement dated November 13, 2013.”

Pursuant to the Companies Law, approval of this Proposal 1 requires the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:

•	the majority of shares voted for the proposal includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the Meeting (excluding abstaining votes); or
•	the total number of shares of non-controlling and non-interested shareholders voted against the proposal does not exceed two percent of the aggregate voting rights in the company.

As of the date hereof, the Company has no controlling shareholders within the meaning of the Companies Law.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 1 as a condition for the vote to be counted with respect to this Proposal 1. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 1, the vote with respect to this Proposal 1 will be disqualified.

For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse’s) immediate family or the spouses of any such members of his or her (or his/her spouse’s) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or in a body corporate. Under the Companies Law, in the case of a person voting by proxy for another person, “Personal Interest” includes a personal interest of either of the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. If you do not have a Personal Interest in the above matter being presented to the shareholders, you may assume that using the form of proxy enclosed herewith will not create a Personal Interest.

Our Board of Directors recommends a vote “FOR” approval of the Company’s proposed Executive Compensation Policy.

The Companies Law allows our Board of Directors to approve the Executive Compensation Policy even in the event it was not approved by our shareholders; provided that our Compensation Committee and thereafter the Board of Directors have determined, based on detailed reasoning, and after having re-examined the Executive Compensation Policy, that the approval of the Executive Compensation Policy, in spite of the objection of the Company’s shareholders, is for the benefit of the Company.

PROPOSAL TWO

APPROVAL TO INCREASE THE SALARY OF DR. KINNERET SAVITSKY

Pursuant to Amendment No. 20, arrangements regarding the compensation of the Company’s Chief Executive Officer require the approval of the Compensation Committee, the Board of Directors and the shareholders, in that order.

Dr. Kinneret Savitsky has served as the Company’s Chief Executive Officer since January 2010. Prior to becoming our CEO, from 2004 through 2010, she served as the General Manager of BioLine Innovations Jerusalem Limited Partnership, the Company’s wholly-owned subsidiary.

Dr. Savitsky’s current annual salary is NIS 864,000 (approximately US$245,000 according to the current exchange rate reported by the Bank of Israel). The Board of Directors of the Company approved Dr. Savitsky’s current salary effective as of January 1, 2012. In view of the time that has passed since Dr. Savitsky’s salary was last reviewed, our Compensation Committee and Board of Directors examined Dr. Savitsky’s compensation arrangements, taking into account the factors set forth in the Companies Law and the Executive Compensation Policy (the subject of Proposal 1). As a result, the Compensation Committee and Board of Directors determined that, in light of Dr. Savitsky’s experience and the overall quality of Dr. Savitsky’s contribution to the Company, it would be appropriate to increase Dr. Savitsky’s salary to cover the rise in the Israeli Consumer Price Index (the “CPI”) since January 2012. In that time, the CPI has risen approximately 4.0%. Therefore, following approval by our Compensation Committee, our Board of Directors resolved, subject to shareholder approval, to approve an increase in Dr. Savitsky’s annual salary to NIS 900,000 (approximately US$255,000 according to the current exchange rate reported by the Bank of Israel).

Our Board of Directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to approve an increase in the annual salary of Dr. Kinneret Savitsky, the Chief Executive Officer of the Company, to NIS 900,000.”

Pursuant to the Companies Law, approval of this Proposal 2 requires the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:

•	the majority of shares voted for the proposal includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the Meeting (excluding abstaining votes); or
•	the total number of shares of non-controlling and non-interested shareholders voted against the proposal does not exceed two percent of the aggregate voting rights in the company.

As of the date hereof, the Company has no controlling shareholders within the meaning of the Companies Law.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 2 as a condition for the vote to be counted with respect to this Proposal 2. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 2, the vote with respect to this Proposal 3 will be disqualified. Please see Proposal 1 for the definition of “Personal Interest.” If you do not have a Personal Interest in the above matter being presented to the shareholders, you may assume that using the form of proxy enclosed herewith will not create a Personal Interest.

Our Board of Directors recommends a vote “FOR” approval of the proposed bonuses to Dr. Savitsky.

The Companies Law allows our Board of Directors to approve Proposal 2 even if it was not approved by our shareholders, provided that our Compensation Committee and thereafter the Board of Directors have determined that Proposal 2 is not prejudicial to the welfare of the Company and decided to reapprove Proposal 3, based on detailed reasoning, and after having re-examined the proposal, and taken, inter alia, the shareholder rejection into consideration.

PROPOSAL THREE

AUTHORIZATION TO APPROVE POTENTIAL BONUSES TO DR. KINNERET SAVITSKY

As noted in Proposal 2, pursuant to Amendment No. 20, arrangements regarding the compensation of the Company’s Chief Executive Officer require the approval of the Compensation Committee, the Board of Directors and the shareholders, in that order.

Dr. Savitsky’s current employment agreement does not provide a framework for the grant of cash bonuses, and the proposed Executive Compensation Policy, attached hereto as Annex A (the “Policy”), when adopted, is intended, among other things, to create such a framework. If the Executive Compensation Policy is adopted as set forth in Proposal 1, the Board will have the authority to award Dr. Savitsky an annual cash bonus for the fiscal year 2013 and thereafter based on the factors set forth in sections 4.2 and 4.3 of the Executive Compensation Policy. In no event would the proportion of such annual cash bonus relative to Dr. Savitsky’s total annual compensation, including basic salary, cash bonuses, equity-based compensation and benefits, exceed 20% of such total annual compensation. In addition, under the proposed Executive Compensation Policy, the Board will have the authority to approve the award of a special cash bonus to Dr. Savitsky in the circumstances described in section 4.2 of the Policy.

Following approval by our Compensation Committee, our Board of Directors resolved, subject to shareholder approval, to approve the conditions for granting Dr. Savitsky an annual cash bonus and/or special cash bonuses, and the limits on such cash bonuses, all as provided for in the Executive Compensation Policy. Shareholders are now being asked to authorize our Board of Directors to approve the potential payment to Dr. Savitsky of an annual cash bonus for 2013 and onwards in an amount not to exceed 20% of her total annual compensation and, if circumstances as set forth in the proposed Executive Compensation Policy are met, of a special cash bonus, all in accordance with the proposed Executive Compensation Policy.

Our Board of Directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to authorize the Board of Directors to approve the potential payment to Dr. Kinneret Savitsky, the Chief Executive Officer of the Company, of an annual cash bonus for the fiscal year 2013 and thereafter and of a special cash bonus, all as described in Proposal Three of the Company’s proxy statement dated November 13, 2013.”

Pursuant to the Companies Law, approval of this Proposal 3 requires the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:

•	the majority of shares voted for the proposal includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the Meeting (excluding abstaining votes); or
•	the total number of shares of non-controlling and non-interested shareholders voted against the proposal does not exceed two percent of the aggregate voting rights in the company.

As of the date hereof, the Company has no controlling shareholders within the meaning of the Companies Law.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 3 as a condition for the vote to be counted with respect to this Proposal 3. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 3, the vote with respect to this Proposal 3 will be disqualified. Please see Proposal 1 for the definition of “Personal Interest.” If you do not have a Personal Interest in the above matter being presented to the shareholders, you may assume that using the form of proxy enclosed herewith will not create a Personal Interest.

Our Board of Directors recommends a vote “FOR” approval of the proposed bonuses to Dr. Savitsky.

The Companies Law allows our Board of Directors to approve Proposal 3 even if it was not approved by our shareholders, provided that our Compensation Committee and thereafter the Board of Directors have determined that Proposal 3 is not prejudicial to the welfare of the Company and decided to reapprove Proposal 3, based on detailed reasoning, and after having re-examined the proposal, and taken, inter alia, the shareholder rejection into consideration.

PROPOSAL FOUR

AUTHORIZATION TO GRANT OPTIONS TO DR. KINNERET SAVITSKY

As noted in Proposal 2, pursuant to Amendment No. 20, arrangements regarding the compensation of the Company’s Chief Executive Officer require the approval of the Compensation Committee, the Board of Directors and the shareholders, in that order.

Following approval by our Compensation Committee, our Board of Directors resolved, subject to shareholder approval, to approve the grant to Dr. Savitsky of options to purchase 900,000 of our Ordinary Shares (equivalent to 90,000 of the Company’s ADSs) (the “Options”). The exercise price of the Options will be equal to 100% of the closing price of the Ordinary Shares on the TASE on the date of the Meeting, vesting over a period of 4 years, for so long as Dr. Savitsky continues to serve as an employee of the Company or otherwise provide services to the Company at the time of vesting. The grant of options to Dr. Savitsky is in compliance with the provisions set forth in the proposed Executive Compensation Policy, attached hereto as Annex A. As of the date of this proxy statement, Dr. Kinneret is the beneficial holder of 1,547,202 Ordinary Shares, of which 631,170 are options to purchase our Ordinary Shares.

Our Board of Directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to authorize the Board of Directors to grant Dr. Kinneret Savitsky, the Chief Executive Officer of the Company, options to purchase 900,000 Ordinary Shares (equivalent to 90,000 of the Company’s ADSs) which shall have an exercise price equal to 100% of the closing price of the Ordinary Shares on the TASE on the date of the Meeting, vesting over a period of 4 years for so long as Dr. Savitsky continues to serve as an employee of the Company or otherwise provide services to the Company at the time of vesting.”

Pursuant to the Companies Law, approval of this Proposal 4 requires the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:

•	the majority of shares voted for the proposal includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the Meeting (excluding abstaining votes); or
•	the total number of shares of non-controlling and non-interested shareholders voted against the proposal does not exceed two percent of the aggregate voting rights in the company.

As of the date hereof, the Company has no controlling shareholders within the meaning of the Companies Law.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 4 as a condition for the vote to be counted with respect to this Proposal 4. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 4, the vote with respect to this Proposal 4 will be disqualified. Please see Proposal 1 for the definition of “Personal Interest.” If you do not have a Personal Interest in the above matter being presented to the shareholders, you may assume that using the form of proxy enclosed herewith will not create a Personal Interest.

Our Board of Directors recommends a vote “FOR” approval of the proposed grant of options to Dr. Savitsky.

The Companies Law allows our Board of Directors to approve Proposal 4 even if it was not approved by our shareholders, provided that our Compensation Committee and thereafter the Board of Directors have determined that Proposal 4 is not prejudicial to the welfare of the Company and decided to reapprove Proposal 4, based on detailed reasoning, and after having re-examined the proposal, and taken, inter alia, the shareholder rejection into consideration.

PROPOSAL FIVE

AUTHORIZATION TO GRANT OPTIONS TO DR. B.J. BORMANN

Pursuant to the Companies Law, arrangements regarding the compensation of any of the Company’s directors require the approval of the Compensation Committee, the Board of Directors and the shareholders, in that order. To the extent that such compensation to directors is granted either prior to the adoption of a compensation policy as required under Amendment 20 or was approved by the compensation committee and board of directors in deviation from the provisions of a company’s approved compensation policy, the approval of the shareholder is then subject to the fulfillment of the special majority conditions as described below.

Dr. B.J. Bormann was appointed to our Board of Directors as of August 19, 2013. Following approval by our Compensation Committee, our Board of Directors resolved, subject to shareholder approval, to approve the grant to Dr. Bormann of options to purchase 150,000 of our Ordinary Shares (equivalent to 15,000 of the Company’s ADSs) (the “Options”). The exercise price of the Options will be equal to 100% of the closing price of the Ordinary Shares on the TASE on the date of the Meeting. The options will vest in equal one-twelfth portions each quarter over the three-year period beginning on the date of approval by the shareholders, provided in each case that Dr. Bormann is still a director of the Company at the time of vesting.  The grant of options to Dr. Bormann is in compliance with the provisions set forth in the proposed Executive Compensation Policy, attached hereto as Annex A.

Our Board of Directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to authorize the Board of Directors to grant Dr. B.J. Bormann, a Director of the Company, options to purchase 150,000 Ordinary Shares (equivalent to 15,000 of the Company’s ADSs) which shall have an exercise price equal to 100% of the closing price of the Ordinary Shares on the TASE on the date of the Meeting and which shall vest in equal one-twelfth portions over a three-year period commencing on the date of adoption of this resolution for so long as Dr. Bormann continues to serve as a director of the Company at the time of vesting.”

Subject to the adoption of the Executive Compensation Policy at the Meeting pursuant to Proposal No. 1 above, the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of Proposal 5.

If Proposal No. 1 is not approved at the Meeting, and until the adoption of an Executive Compensation Policy in accordance with the provisions of the Companies Law, adoption of this Proposal 5 would then require the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:

•	the majority of shares voted for the proposal includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the Meeting (excluding abstaining votes); or
•	the total number of shares of non-controlling and non-interested shareholders voted against the proposal does not exceed two percent of the aggregate voting rights in the company.

As of the date hereof, the Company has no controlling shareholders within the meaning of the Companies Law.

As the aforesaid special majority may be required if Proposal No. 1 is not approved at the Meeting, the Companies Law requires that each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 5 as a condition for the vote to be counted with respect to this Proposal 5. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 5, and Proposal 1 has not been approved at the Meeting, the vote with respect to this Proposal 5 will be disqualified. Please see Proposal 1 for the definition of “Personal Interest.” If you do not have a Personal Interest in the above matter being presented to the shareholders, you may assume that using the form of proxy enclosed herewith will not create a Personal Interest.

Our Board of Directors, with the exception of Dr. Bormann who expresses no recommendation as to the vote on the above proposal, recommends a vote “FOR” approval of the proposed grant of options to Dr. Bormann.

Additional Information

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers and we fulfill the obligations with respect to those requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov and the website of the Israel Securities Authority at www.magna.isa.gov.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement and related notice should not be taken as an admission that we are subject to those proxy rules. The Notice of Extraordinary General Meeting and this Proxy Statement have been prepared in accordance with the applicable requirements in Israel governing a company such as ours.  Furthermore, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities.  We are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED NOVEMBER 13, 2013. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN NOVEMBER 13, 2013, AND THE PROVISION OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure the presence of a quorum at the Meeting and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed (including the indication of a vote on the proposed matters, as well as the indication of the existence a Personal Interest (or lack thereof) for any matter so requiring such indication) and returned in time for voting, the shares represented thereby will be voted as indicated thereon. IF NO SPECIFICATION IS MADE, AND EXCEPT AS OTHERWISE MENTIONED IN THIS PROXY STATEMENT, THE ORDINARY SHARES REPRESENTED BY THE PROXY WILL BE VOTED IN FAVOR OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

By Order of the Board of Directors

BioLineRx Ltd.

November 13, 2013

ANNEX A

BIOLINERX LTD.

EXECUTIVE COMPENSATION POLICY

Table of contents:

1.	Purpose and Background		A-2
2.	Our Executive Compensation Policy		A-3
	2.1.	Approvals and Inception	A-3
	2.2.	Compensation Policy Targets	A-3
	2.3.	Considerations in Defining Compensation Policy for Executives	A-3
	2.4.	Factors to be Considered in the Establishment of the Policy	A-5
	2.5.	Conditions Regarding Variable Components of Compensation	A-6
	2.6.	Motivation and Retention	A-6
3.	Corporate Governance		A-6
	3.1.	Compensation Committee Membership and Duties	A-6
	3.2.	Policy Confirmation, Amendment and Reaffirmation	A-7
	3.3.	Approval Process	A-8
4.	Compensation Model		A-9
	4.1.	Framework	A-9
	4.2.	Compensation Structure	A-9
	4.3.	Summary of Recommended Compensation Structure	A-15
	4.4.	Summary of Compensation Objectives	A-15
5.	Compensation for Directors		A-16
6.	Examination by Independent Auditors		A-16
7.	Restitution in Case of Error		A-17
8.	Responsibility for Communication of the Policy and Revisions thereto		A-17
9.	Periodic Review of Executive Compensation		A-17

1.	Purpose and Background

The purpose of this Executive Compensation Policy (the “Policy”) of BioLineRx Ltd. (the “Company”) is to establish the Company’s compensation strategy for executive officers and directors and to provide guidelines for setting compensation of its executive officers and directors.

The Policy has been adopted in accordance with the requirements of Israel’s Companies Law, 1999-5759 (the “Companies Law”). The Policy applies to the compensation arrangements of the Company’s executive officers and directors, including all office holders as defined in the Companies Law (individually, an “Executive” and collectively, the “Executives”).

BioLineRx is a clinical-stage, publicly-traded (NASDAQ/ TASE: BLRX) biopharmaceutical development company based in Jerusalem, Israel. Our Company develops products suitable for the pharmaceutical market satisfying an unmet medical need or exhibiting advantages over current therapies. Our mission is to be leaders in Israel’s biopharmaceutical industry, to identify promising drug compounds and creatively drive the development process towards commercialization. Our ultimate goal is to improve global health through the creation of new therapeutics.

We have close ties with universities, research institutes, academic institutions, technology transfer offices and biotechnology companies, both in Israel and globally, enabling access to promising projects at an early stage. The first stage involves a stringent selection process.
Supported and assisted by a distinguished panel of scientific advisers, our scientists specialize in evaluating potential drug candidates from both scientific and marketing perspectives.

After acquiring the most promising projects, we then perform feasibility assessment studies and development through pre-clinical and clinical stages. Our scientists and experts in pharmacy and regulation, clinical trials and IP work together to advance our pipeline usually through Phase 2 proof of concept in humans.

The last step involves seeking out the appropriate partner (generally medium-size and large pharmaceutical companies) to complete the clinical development and bring the product to market.

We also operate BioLine Innovations Jerusalem (BIJ), a biotechnology incubator for the development of pre-clinical therapeutic candidates, and an Early Development Program (EDP), dedicated to identifying and advancing promising early stage programs.

2.	Our Executive Compensation Policy

2.1.	Approvals and Inception

This Policy was reviewed and approved by the Compensation Committee of the Board of Directors (the “Compensation Committee”) on June 23, 2013 and the Committee’s recommendations were presented to the Board of Directors (the “Board”). The Policy was approved by the Board on June 26, 2013 for a period of three years.

2.2.	Compensation Policy Targets

Our pay-for-performance approach drives us to set coherent standards for the mechanisms by which we establish compensation levels and payouts, as well as the results and behavior we aim to incentivize. All incentive systems at all Company levels are required to contribute to the sustainable growth of the Company by aligning individual goals and behavior with our common long-term strategy and mission.

2.3.	Considerations in Defining Compensation Policy for Executives

The following considerations were taken into account when establishing this Policy:

•	Promotion of the Company’s long-term goals, its strategy and operating plan

Compensation is considered performance-based to the extent that a direct link is maintained between compensation and performance and that rewards are consistent with long-term stakeholder value creation.

The fixed components of compensation will be examined at least every two years and compared to the market. The Board may change the amount of the fixed components for one or more of the Executives after receiving a recommendation for such from the Compensation Committee. The change may be made if the Board concludes that such a change would promote the Company’s goals, operating plans and objectives and after taking into account the business and legal implications of the proposed change and its impact on labor relations at the Company.  Any such changes are subject to formal approval by the relevant parties.

As for the variable components of compensation, the types and amounts of such components will be determined with an aim at creating maximum matching between this Policy and Company’s operating plan and objectives.

•	Creation of appropriate incentives for the Executives, considering the risk management policy of the Company

The Company will formulate a balanced total compensation structure of fixed and variable compensation elements, avoiding undue emphasis on variable compensation which may induce behavior not aligned with the Company’s tolerance for risk. Furthermore, when periodically examining this Policy, the Board and the Compensation Committee will discuss the reasonableness of compensation, while taking into account the risk management policy of the Company.

•	Size of the Company and the nature of its activities

We aim to adopt compensation practices capable of guaranteeing distinctive and effective compensation solutions that drive our overall business and people strategies in the best possible manner. Our compensation strategy is designed to support the long-term goals of the Company as described in section 1 above.

Our continuous monitoring of market trends and awareness of international practices contribute to the sound formulation of competitive compensation, as well as transparency and internal fairness. We strive for a balance between creating incentives which support long-term company goals, together with retention targets. On the basis of periodic benchmarking, we aim to adopt peer group ranges in compensation levels, pay mix and total reward structures for effective retention and motivation of our critical executive resources. The results of benchmarking carried out in 2013 form one of the bases for the compensation model in section 4 of this Policy, and selected details of the methodology and results of such work are set forth in the appendix to this Policy.

At the Company level, we analyze the overall compensation trends of the market in order to make informed decisions about our compensation approach. With specific reference to the Executives, we have used a benchmarking analysis based on an internally developed list of publicly traded companies that represent, as closely as possible, our peer group. The Compensation Committee has arrived at this peer group of publicly traded companies by looking at numerous criteria as follows:

•	Industry and sub-industry

•	Business scope and dimension

•	Market capitalization

•	Number of employees

•	Size and breadth of product offering

•	Unique professional skill-sets required

•	Regulatory environment

•	Location

At a personal level for each Executive, and as appropriate throughout the organization, benchmarking and trend analyses may be conducted considering other peer groups to assure competitive alignment with the relevant market.

Salary and compensation structures defined on the basis of business or market-specific benchmarking are to be fully aligned with the general principles of this Policy, with particular reference to the criteria of comparability and support of the Company’s long-term goals.

•	Variable components of compensation

When considering variable components of compensation, the contribution of the Executive, in fulfilling his or her specific corporate role, in achieving the Company’s long-term goals and the growth of its long-term profitability, should be considered. The variable components in the compensation package will be based primarily on measurable parameters. Those parameters will be derived from the Company’s strategic plan.

2.4.	Factors to be Considered in the Establishment of the Policy

•	Education, qualifications, expertise, professional experience and accomplishments of the Executive

•	Role, areas of responsibility of the Executive and previous salary agreements offered by the Company to the Executive

•
The ratio between the Executive’s compensation and the compensation of other Company employees, including outsourced personnel, especially in comparison to the average salary and median salary of other Company employees, as well as the impact this ratio might have on the work relations within the Company

•	Where the compensation includes variable components - the possibility to decrease such components, as well as establishing a maximum value for non-cash variable equity components.

•
When the compensation includes termination grants – the employment period of the officer, his/her employment terms during such period, the Company’s performance during such period, the officer’s contribution to achievement of Company objectives and maximization of its profits, as well as the circumstances of the officer’s termination. In no circumstances shall termination grants (including any notice periods) exceed a total of six monthly salaries.

2.5.	Conditions Regarding Variable Components of Compensation

Variable components of compensation will be primarily based on measurable long-term criteria. Nevertheless, the Company is allowed to base a non-material part of variable compensation on qualitative non-measurable criteria which focus on the Executive’s contribution to the Company.

The Company will also establish a defined ratio between the variable and the fixed components of compensation, as well as a maximum amount for all variable components as of the date on which they are paid (or as of the grant date for non-cash variable equity components).

The Company will also establish guidelines under which the Executive will refund to the Company part of the compensation received, if it was paid based on information that was retroactively restated in the financial reports of the Company.

Minimal vesting or holding periods of variable equity components will be established in a manner that supports the appropriate long-term objectives of the Company.

2.6.	Motivation and Retention

We aim to attract, motivate and retain the best resources capable of achieving our Company mission and adhering to our Company values.

Effective compensation strategies represent a key driver to positively reinforce employee commitment, engagement and alignment with the Company’s goals. Our total compensation approach provides for a balanced package of fixed and variable elements, each designed to impact in a specific manner the motivation and retention of employees.

3.	Corporate Governance

3.1.	Compensation Committee Membership and Duties

The Compensation Committee will be composed of at least three members of the Board. Each member of the Compensation Committee must meet the independence requirements established under applicable law. All of the Company’s external directors (as defined by the Companies Law) will be appointed as members of the Compensation Committee and will constitute a majority of the Committee’s members. The Chairperson of the Compensation Committee must be an external director.

The Board of Directors has appointed the following members to its Compensation Committee:

•	Nurit Benjamini, External Director

•	Dr. Raphael Hofstein, Independent Director

•	Dr. Avraham Molcho, External Director

Ms. Benjamini has been appointed Chairperson of the Compensation Committee.

The Compensation Committee is responsible for advising the Board as to the Policy and its implementation. The Committee’s main duties are:

•	Analyzing and monitoring market compensation trends, practices and pay levels

•	Making recommendations to the Board regarding Executive compensation policy

•	Recommending an extension of the Policy to the Board once every three years (in cases where the Policy has been established for a period exceeding three years)

•	Advising the Board from time to time regarding the need to update the Policy

•	Monitoring the Company’s implementation of the Policy

•	Approving employment contracts of Company officers that require approval of the Compensation Committee

•	Approving certain employment transactions and contracts which may be exempt from shareholder approval.

The Committee will act in accordance with a charter approved by the Board.

3.2.	Policy Confirmation, Amendment and Reaffirmation

The Board will review the Policy from time to time, but not less than once every three years, as well as the need to revise the Policy.

Any amendment to the Policy requires a specific new policy approval as set forth in the Companies Law. The term of the Policy shall be for three years from the date of its adoption. Following such three-year term, the Policy will be brought to shareholders for approval by the required special majority. The Companies Law provides, however, that the Company’s Board of Directors may approve a compensation policy even if it was not approved by shareholders; provided that the Compensation Committee and thereafter the Board determine, based on based on detailed reasoning, and after having re-examined the compensation policy, that approval of the compensation policy, notwithstanding the rejection of the Company’s shareholders, will benefit the Company.

3.3.	Approval Process

Approval of CEO terms of employment:

Adjusting
compensation to
the Compensation
Policy
Yes
No
Compensation
Committee’s
approval
Deviation from
the
Compensation
Policy
Board
approval
The Committee determines that bringing the
Compensation Policy to the annual general
meeting will thwart the appointment
Annual general meeting
exemption track, until re-
examination of the
Compensation Policy after
3 years or due to a
material change in
circumstances
Yes
No
Rehearing in the
Compensation
Committee and
in the Board
Approval of director/controlling shareholder terms of employment:

Shareholder
approval by a
special majority
Shareholder
approval by a
simple majority
Approval of the Compensation
Committee and the Board in
based on the specific
considerations
Approved
Unapproved
Adjusting
compensation to the
Compensation Policy
Yes
No
Compensation
Committee
approval
Board
approval
Shareholder
approval by a
special majority

Approval of officer (not a director or CEO) terms of employment (including deviation from the Compensation Policy):
Adjusting
compensation to
the Compensation
Policy
Yes
No
Board approval
Compensation
Committee
approval
Shareholders’
approval by a
special
majority
Approved
Unapproved
Rehearing in the
Compensation
Committee and in
the Board
Approval of Board and Compensation
Committee based on considerations
such as:
● Promoting the
   Company’s long-term goals
● Company’s size and
    activities
● As for the variable components -
    the officer’s contribution
    to the improvement of long-term
    performance

4.	Compensation Model

4.1.	Framework

This Policy relates to the following individual functions within the Company:

•	Chief Executive Officer

•	Chief Financial and Operating Officer

•	VP Research and Development

•	VP Clinical

•	VP Business Development

•	Directors and Chairman of the Board

4.2.	Compensation Structure

The compensation package will be comprised of fixed and variable elements. Each element has a role to play in a balanced compensation package and recognizes different aspects of performance:

•	Base Salary - paid for work performed for a specific role that requires a certain level of skill, competence and responsibility

•	Benefits - to promote the well-being and specific needs of employees for greater productivity and retention

•	Variable Components:

*	Short-Term Incentives (Annual Bonuses) - for achievement of yearly operating plan targets

*	Long-Term Incentives (Option Plans) - for driving long-term sustainability, shareholder value creation and achievement of long-range goals

*
Special Bonus - in addition to the annual cash bonus, the Company may, from time to time, determine that an Executive (including, for the avoidance of doubt, the CEO and Chairman of the Board) shall be paid a special bonus, considering the special contribution of such Executive to the Company, as well as and any other special circumstances

Base Salary

The fixed component of compensation remunerates the specific role covered and scope of responsibilities. It also reflects the experience and skills required for each position, as well as the level of excellence demonstrated and the overall quality of the Executive’s contribution to the business. The weighting of fixed compensation within the overall package is designed to reduce the risk of excessively risk-oriented behavior, to discourage initiatives focused on short-term results which might jeopardize mid and long-term business sustainability and value creation, and to allow a flexible compensation approach.

Benefits

The Company offers to its employees benefit plans based on common practice in the local labor market of the Executive. In addition, in order to incentivize and reward the efforts of officers on behalf of the Company, the CEO or the Compensation Committee is authorized to grant from time to time additional benefits, the value of which in each case shall not exceed NIS 3,000.

Signing Bonus and Assistance with Relocation Expenses

For purposes of attracting and retaining high quality personnel, the Company may offer an officer a signing bonus as an incentive to join the Company. In addition, the Company may offer such officer assistance in the form of an advance or reimbursement of relocation expenses. The signing bonus shall not exceed an amount of six months’ base salary of the officer; the relocation advance or reimbursement may be offered on terms considered reasonable in the circumstances.

Variable Compensation

Variable compensation aims to remunerate for achievements by directly linking pay to performance outcomes in the short and long term. To strengthen the alignment of shareholder interests and the interests of management and employees, performance measurements reflect the actual results of the Company overall, as well as of the individual Executive. As such, variable compensation constitutes a mechanism of differentiation and selectivity. Adequate ranges and managerial flexibility in performance-based payouts are an inherent characteristic of well-managed, accountable and sustainable variable compensation, which may be awarded via mechanisms differing by time horizon and type of reward.

The design features, including performance measurements and payment mechanisms, must avoid an excessive short-term focus, in order to guarantee sustainable performance in the medium and long term.

To support the aforementioned principles, the Company provides two types of variable compensation:

•	Short-term - annual bonus

•	Long-term - stock option plans

Short term variable compensation - annual bonus

Annual bonuses will be based on achievement of the business goals set out in the Company’s annual operating plan approved by the Board at the beginning of each year. The operating plan encompasses all aspects of the Company’s activities and as such sets the business targets for each member of the management team. Consequently, the Compensation Committee and Board should be able to judge the suitability of a bonus payment by deliberating retrospectively at year end and comparing actual performance and target achievements against the forecasted operating plan.

The annual bonus mechanism will be directly tied to meeting objectives - both the Company business objectives and the officer’s personal objectives. The Board’s satisfaction with the officer’s performance will also affect the bonus amount.

The performance metrics that will be considered are:

Metrics		Weight
Meeting measurable clinical stage and commercial project milestones and timelines based on the Company’s operating plan, after taking into consideration the specific challenges presented by each project		35%
Meeting measurable budget targets (at a range of 80%-110%) on an annual basis (the CEO and CFO will be measured based on the overall Company budget; while other officers will be measured based on their specific unit/project budgets)		25%
Meeting measurable personal objectives based on the specific officer’s work plan (such as cost savings, sales and marketing objectives, success in raising capital, compliance with corporate governance rules, project performance, etc.)		20%
A non-material portion of the annual bonus, not in excess of 20% of the total maximum annual bonus, may be based on the Board’s satisfaction with the officer’s performance such as:
•	The contribution of the officer to the Company’s business, profitability and stability
•	The need for the Company to retain an officer with skills, know-how, or unique expertise
•	The responsibility imposed on the officer
•	Changes that occurred in the responsibility imposed on the officer during the year	20%
•	Satisfaction with the officer’s performance (including assessing the degree of involvement of the officer and devotion of efforts in the performance of his/her duties)
•	Assessing the officer’s ability to work in coordination and cooperation with other employees of the Company
•	The officer’s contribution to the appropriate control and ethical environments

Annual bonus payments are subject to the following limitations:

•	the bonus may be no more than four monthly salaries, and must correlate with a percentage of the officer’s achieving his/her overall targets (metrics);

•	a threshold of 50% is defined for each of the metrics, i.e., the officer must achieve at least 50% of the target in order to be entitled to any proportional share of bonus for that target;

•	a weighted threshold of 25% is defined for all the metrics on a cumulative basis i.e., the officer must achieve at least 25% of the cumulative targets in order to be entitled to a bonus;

•
in order to incentivize officers to act in the best interests of the Company over the longer term, 75% of an annual bonus will be paid promptly following the date of its approval by the Board and the balance will be paid 12 months following the date of its approval by the Board.

•	the officer has acted in conformity with the Company’s annual operating plan as approved by the Board;

•	internal and external audit reports do not include significant deficiencies that were disregarded or not remedied;

•	there were no breaches of Company policies by the officer.

The annual bonus grant to officers is subject to the discretion of the Compensation Committee and approval by the Board. In order to maintain some measure of flexibility, after calculating the compensation amount, the Board may exercise discretion about the final amount of the bonus.

Long-term variable compensation - equity-based compensation

Equity-based compensation may be granted in any form permitted under the Company’s share incentive plan in effect from time to time and shall be made in accordance with the terms of such share incentive plan. Equity-based compensation to officers shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of each officer.

The vesting period will generally be four years, with the vesting schedule to be determined in accordance with market compensation trends. The Company’s policy is to grant equity-based compensation with exercise prices at market value.

Furthermore, in order to create a ceiling for the variable compensation: (1) the aggregate value of annual grants to any one officer (based on the Black Scholes calculation on the date of grant) will be no more than the higher of 2% of the Company’s market capitalization at the end of the measurement period or $1.5 million; and (2) it is the Company’s intention that the maximum outstanding equity awards under its share incentive plan will not exceed 12% of the Company’s total fully-diluted share capital.

The Board may, following approval by the Compensation Committee, make provisions with respect to the acceleration of the vesting period of any officer’s awards, including, without limitation, in connection with a corporate transaction involving a change of control.

Special Bonus

In addition to the fixed and variable compensation elements discussed above, this Policy includes the possibility of paying a special bonus to officers on the occurrence of significant events, such as:

•	Entering into a significant partnering transaction (payable only upon receipt of total cumulative payments of at least $7 million)

•	Completing a substantial funding event (not less than $15 million)

When recommending a special bonus, the Compensation Committee will bring to the Board detailed arguments concerning the officer’s entitlement to the bonus, and the Board will base its decision on such arguments.

A special bonus recommended by the Compensation Committee is subject to the Board’s determination that such bonus will not have an adverse effect on the Company’s cash required to meet its operating plan or obligations to creditors.

In special circumstances, and subject to the limitations detailed in this Policy, the Compensation Committee may recommend, and the Board may approve, the grant of a special bonus in order to maintain critical staffing necessary to implement the Company’s operating plan and/or achieve its strategic goals.

Summary of limits for variable compensation components:

•	Annual bonus - up to 4 monthly salaries

•	Special bonus - up to 3 monthly salaries

•
Share based compensation: (1) the aggregate value of annual grants to any one officer (based on the Black Scholes calculation on the date of grant) will be no more than the higher of 2% of the Company’s market capitalization at the end of the measurement period or $1.5 million; and (2) it is the Company’s intention that the maximum outstanding equity awards under its share incentive plan will not exceed 12% of the Company’s total fully-diluted share capital.

•	All bonus payments provided for in this Policy shall be payable only if the officer is still employed by the Company at the time of payment.

All bonus payments provided for in this Policy shall be payable only in the event that the officer is still employed by the Company.

4.3.	Summary of Recommended Compensation Structure

The recommended compensation structure is as follows:

The mix of officer compensation comprised of the various compensation elements – base salary, bonuses, stock-based compensation and other (benefits, etc.) – should be:

•	45%-67% - base salary

•	33%-55% - bonuses, stock-based compensation and benefits

provided, however, that the mix may be changed for the Vice President of Business Development, taking into account the successful achievement of a significant transaction.

The ratio between the total compensation package of each officer and the average Company wage will be up to 4. The ratio between the total compensation package of each officer and the median Company wage will be up to 5. We believe that such ratios are equitable and reasonable.

The Company has agreed to indemnify its directors and officers as permitted by the Companies Law. The terms of such indemnification were approved by the Board in October 2011 and, with respect to the directors, by the Company’s shareholders in November 2011. Indemnification on the same terms may be provided to any director or officer whose term of office or employment, as the case may be, begins during the term of this Policy.

In addition, the Company has purchased an insurance policy to cover directors’ and officers’ liability as permitted by the Companies Law. The terms of such insurance were approved by the Board in July 2011 and, with respect to the directors, by the Company’s shareholders in August 2011. Insurance on the same terms may be provided to any director or officer whose term of office or employment, as the case may be, begins during the term of this Policy.

4.4.	Summary of Compensation Objectives

The following is a summary of the Company’s overall compensation objectives as reflected in the compensation framework and structure described above.

•	Annual performance should serve as the basis for all variable compensation:

o	by ensuring that bonuses correlate with the execution of the Company’s annual operating plan

o	by ensuring that specific business targets for each executive are communicated and updated when necessary;

o	by maintaining an adequate mix of quantitative operating plan goals with non-financial performance objectives (quantitative and qualitative).

•
Incentive systems should encourage compliance with organizational processes, behavior and conduct by mandating non-payment of bonuses in circumstances of non-compliant behavior or misconduct, as well as breach of the Company’s Code of Ethics.

•	Consideration of risk management is an integral part of this Policy (i.e., cash flow and project mix risk assessments

5.	Compensation for Directors

5.1.	Compensation of external directors will be paid in accordance with the Companies Law and applicable regulations.

5.2.	Compensation of non-external directors will be identical to that of external directors.

5.3.
In exceptional circumstances (e.g., a key opinion leader or globally recognized expert), the Compensation Committee and Board may approve payment of higher compensation to a director candidate, taking into consideration compliance with this Policy and applicable law.

5.4.	The Compensation Committee may propose, and Board may approve, the grant of options to directors, taking into consideration compliance with this Policy and applicable law.

6.	Examination by Independent Auditors

The calculation of Executive compensation will be reviewed annually by the Company’s independent auditor.

7.	Restitution in Case of Error

Executives shall be required to make restitution for any payments made based on Company operating performance, if such payments were based on false or restated financial statements prepared at any time during the three years preceding discovery of the error.

8.	Responsibility for Communication of the Policy and Revisions thereto

The Policy, upon approval by the Board of Directors and shareholders, shall be communicated to all Executive Officers of the Company.

The Policy is the responsibility of the Compensation Committee, which will review it on an annual basis and make amendments as deemed necessary. Changes in the Policy are subject to Board and shareholder approval.

9.	Periodic Review of Executive Compensation

Following the end of each calendar year, the Compensation Committee and the Board will perform an analysis of officer compensation and examine the relationship between each such officer’s compensation and his/her contribution to Company during the previous year. In addition, the Compensation Committee and the Board will determine whether such compensation is equitable and reasonable. As a result of such analysis, changes in the officer’s compensation package, as well as possible amendments to this Policy, may be considered.

If it is decided that the compensation is not equitable and reasonable in relation to an officer’s contribution or in relation to relevant market trends, a new discussion about his/her compensation package will be conducted.